Filed by TS Innovation Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TS Innovation Acquisitions Corp.

Commission File No. 001-39688

Date: May 6, 2021

Below is the transcript of an interview in the TechCrunch podcast, posted on May 5, 2021

Alex Wilhelm 00:01

Hey everybody, this is Alex.

Natasha Mascarenhas 00:03

Hey, it’s Natasha.

Alex Wilhelm 00:04

And we are here to talk just for a second about Extra Crunch TechCrunch a subscription product.

Natasha Mascarenhas 00:08

Extra Crunch is where a lot of our best analysis and follow up stories lives. We focus a lot on startups building and even poke fun here and there.

Alex Wilhelm 00:18

It’s true. I also wrote a daily column called the exchange that’s over on Extra Crunch. And the good news is, if you don’t have easy access, yet, we have a deal for you.

Natasha Mascarenhas 00:27

Yes, you can use I think the best code there is. So don’t tell anyone who doesn’t listen to equity because they’re not invited. The code is equity all caps for 50% off your Extra Crunch subscription.

Alex Wilhelm 00:39

So head over to techcrunch.com slash subscribe, use that code make us look good internally, we say thanks across the internet. And now let’s do a show. Hello, and welcome back to equity techcrunch’s venture capital focus podcast where we unpack the numbers Behind the Headlines. This is our Wednesday episode where we niche down to a single core topic and today we are going to be digging into what we’re calling the morality and efficacy of going public earlier. Natasha, I know that I’m the biggest IPO dweeb this side of the Pacific but I’m curious when I put this to you originally. What did you think

Natasha Mascarenhas 01:20

I was actually excited that we were going to do like a more empathetic show than usual. Because I think a lot of times when we talk about IPOs on the show, we’re like just give us your numbers. And now I think this is like a really big and probably honest part of that conversation that doesn’t always get talked about

Alex Wilhelm 01:34

now. undergirding this conversation is a bunch of news we’ve seen Squarespace is direct listing come out. You’ve seen a couple of IPOs over in the UK do well or not so well. And we’ve seen the former private market darling box run into quite some trouble with its shareholders. So the public markets regarding the unicorn world have been hot. And to help us unspool What’s going on? We have a couple of guests, we have Steve cakebread, the CFO of Yext. Steve, how are you doing?

Steve Cakebread 01:57

I’m great. Thank you for the invitation.

Alex Wilhelm 02:00

Yes, absolutely. And rounding out our guest today we have Garth Mitchell, the CFO of latch Garth, how are you?

Garth Mitchell 02:06

Good. Thanks for having me, Alex.

Natasha Mascarenhas 02:07

And I’m so glad we’re going to talk about someone who’s going through a spec because we can finally iron out all of our woes with setbacks.

Alex Wilhelm 02:14

That’s no pressure growth or anything like that. But we are going to start with steve steve, he wrote a book about going public that you and I talked about, and I’ve read, and it’s kind of a thesis in there about going public and doing it perhaps a little bit earlier than some companies have in the last couple of years. A couple of things into that one is going public earlier, helps a company build internal discipline in their culture, and helps build out systems, for example, the CFO stack and kind of keeping track of where the money really is going, and also hiring the right people. I’m curious, how long did it take you to form this particular thesis? And why is it so relevant to today’s market?

02:47

When I started with Marc Benioff at Salesforce, we really talked about this because it was the question, Why take his great company public. But what we started to realize was one, as you said, it makes you more efficient, it forces you to put systems in place, it makes you run a business, as opposed to just keep getting money from people to keep growing the business from the business angle. It was always about discipline and running a business and getting going. It’s evolved as I’ve looked at other companies, and been on boards, etc. to to other areas, as you describe. One is the number of listed companies on the exchanges has dropped by 50%. Over the last decade or so, I would maintain wealth creation isn’t just how hard you work. But it’s an opportunity to invest in other opportunities. And when those opportunities start to shrink by 50%, we get left out as individuals. And it was really clear through unicorns in the venture capital world is great. They’re there because they helped us get started. But they were taking all the wealth. And the rest of us when a stock went public, as a billion dollar, multibillion dollar company, the growth and the appreciation in the stock market just wasn’t there as great as if when we took Salesforce public out $100 million, roughly, we went public at $11 a share. Yeah, it’s crazy. Now, think about this, we went public at $11 a share. Most people could buy a stock, even one share at $11 when you take the company public at $100 a share that starts to even take individuals off the marketplace. So was about getting back in to help create wealth in this country for that middle class, if you will, so we didn’t get the barbell effect. The second part is as an employee, and I’ve always been an employee working with great founders, I work my ass off. And it’s really important that I get compensated for that. I’m sure guards will talk about that too. This is not an easy job. It’s hard work and you should get rewarded for that. And it’s a tough thing to do. If it’s a private company or all the VC again, keep taking all the money from it. So it helps a company. It helps individual investors and it helps employees and investors that are there.

Alex Wilhelm 04:54

So it sounds like you you formed this general perspective going through the Salesforce and Pandora IPOs that you helped Just before the next days, even in my read of what you just said is that this has become all the more critical and pertinent, if you will, to today’s markets, given that we’ve seen companies raise sums of money at valuations that even a couple of years ago would have been surprising in their scale in stature, if you will.

05:17

Absolutely. I mean, that is where all the money’s going in the markets in these IPOs. And I think it’s important that if you will, the rest of us get to participate in that. And not just groups of individuals that happened to continue to aggregate wealth. But the rest of us get excluded from that, you know, working with Mark at Salesforce, we had the 111 program, which means 1% of the company stock 1% of the employee’s time, and 1% of the profits went to the community, which is the other part that gets really critical as you do startups these days,

Natasha Mascarenhas 05:47

I think we’ve all seen those data sets about how companies are staying private longer than ever, it feels like it’s a decision that is continuously made, as you mentioned, Steve, with venture capital, being there as a cushion for as long as you kind of need it these days, but that less companies are going public. And the Bernie factors at play that have surprised you or that are new, or that you think aren’t being talked about as much just reasons why companies aren’t making that jump beyond venture capital.

06:11

Yeah, you know, and Garth might be able to chime in on this, because he’s been on both sides of the fence here. I’ve only worked on the company side of it. But there was always a scenario about your company’s not ready you need to get in shape. You need to do more you can do wild and crazy things. Well, we saw wild and crazy things that we work. How did that work out for everybody? Not sure, we saw wild and crazy things, Uber in the early days, not sure that was at, then I think that’s where getting your company public, if that’s your agenda, helps them get that stuff out sooner rather than later and go, it doesn’t mean you have to go public. But then you should be committed to like the cakebread cellars, which is going to be a private company Runwell, or pushes fake beans in the Bush family runs their business very, very well. So it’s those kind of businesses, then you can go one way or the other. But I think if you stand in the middle, it’s to me just selling London bridges to the next guy that will put money in your company, and hope you’re not the last man standing when this all comes to

Alex Wilhelm 07:09

brought. And that’s why we had Steve on because he is the spiciest CFO that I’ve ever had the chance to speak to Garth, I want to bring you in here because lache your company is actually doing what we’re talking about. It is actually going public at a I’ll just say younger age than many companies have in recent years going back through your SPAC investor deck this morning, I believe you had about 18 million in kind of aggregate 2020 revenue. And to be clear, that’s going to go to 49 million according to projections for this year. So lots of growth there, but certainly going public at a smaller size. So I’m curious, has the process of going public brought the rigor and kind of structure to the lash business that Steve is describing as the possible outcome of going public at an earlier

07:49

age? Absolutely.

07:50

Steve,

07:51

something you said really resonated with me. Because as we’ve gone through this process, and felt a lot more governance and controls into our business simply to make becoming public possible, it becomes clear that there’s real reason for the existence of some of this governance or these governance roles. You have board committees as a private company, you have all kinds of committee charters, and all kinds of governance documentation, it’s there because in a short period of time, latch is going to have my mother’s 401k. And it’s on its balance sheet. And those protections have to be there for my mother’s 401k. dollars. I think that is why it’s so important for companies to do it in earnest. Now, I think the question becomes, how do you do it in earnest. And fortunately, I think our investors and our board and our company has been really committed to making ourselves public company ready. That means much more than just being able to pass pcaob compliant audited financials, it means really building a lot of governance and controls and process into every single part of the business top to bottom, such that my mother’s 401k is protected. On the cost front, though,

Alex Wilhelm 09:03

because one thing I do hear from people is that it’s a lot of onerous work to put in these systems. And in Steve’s book, he really argues that, like, Look, it’s gonna be expensive, but it’s only a couple million dollars a year and just calm down and do it. But you know, Lodge is not the world’s biggest company have those costs? Has that work proved to be a distraction or a financial burden? Or, you know, are there downsides to going public earlier? As people often tell me there are?

09:25

Yeah, no, I mean, it certainly is expensive, certainly, if you want to do it the right way. I think for me, it was a little bit of an easier decision, though, because we’ve always thought that we would be able to best serve our customers by being a large, independent business. So being a public company is something we always wanted to do. That meant that we were going to implement these systems and processes that do cost money, whether it was today or tomorrow. So our board looked at it as an opportunity to accelerate the maturation of our business, whether it was spring, second quarter 2021 public listing or not, you’re obviously pursuing a spec which has become a controversial job. About a little bit on this podcast route to going public, especially as it blew up in 2020. And everyone decided to do us back talk to me about the decision to do that, why 20 was a really interesting year. So we sell products into real estate. And that helps make these places better places to live, work and visit, the 2020 was obviously a really, really volatile year for our customers. But we left the year with a lot of our customers looking at this concept of digital transformation as a 2021 initiative, not a 2023 initiative. So when we looked up, and we’re doing our annual planning, we said, Wow, the accelerating demand from our customer base means that we can deploy larger sums of capital as high rates of return in a way that we just didn’t have clear line of sight to in the past, the spec presented an opportunity for us to take on those larger sums of capital sort of one chunk as opposed to doing it slowly. over many, many years, we’re basically experiencing a pretty sharp inflection point in demand for our products. For anyone who is considering expect this may be the most probably important, because we found an extremely strategic SPAC sponsor, who had been a longtime customer and investor of latch personal alignment from a priorities perspective, really like a principals perspective, that changed the entire dynamic from just some free way to get public and put a bunch of money on the on the balance sheet, they became like a true strategic partnership, and one that we think will support the business long term. So those two factors kind of came together in a really convenient way at the end of last year, and made us take this more seriously than we otherwise have.

Alex Wilhelm 11:33

Alright, Steve, now, I want your professional opinion of the lab spec. So putting you on the spot, hearing what Garth just said, reasonable plan, good use of a spec, or are you still perhaps a spec doubter percent?

11:48

I mean, spax have been around as we talked before, a very long time, I think even before I was born, but to a couple things here. One is no matter how you get public, you still go public in the process, as Garth alluded to, is no different SPAC direct listing, etc. The real key point here, and when I looked at what what labs did, and what cars team and stuff had gone through, is, there are just money people. And I do think you have to be careful when you’re looking at a spec for just money, people, they got a strategic partner, here’s a man is not chump change in this industry, where they’re selling their product to. So I think what you’re really doing is bringing two capabilities together with a common purpose going forward. If you’re doing that, a spec may make sense. If it’s just somebody that raised $10, a share from a bunch of people with a generic ci, I’m going to get into the entertainment industry. And then you think you’re going to go get the money. And I talked to there is a there’s a software company in the UK, they’ve been at it for 10 years and self driving cars. And they called me and said, Gee, we want you on the board. We’re gonna do a spec next week, no revenue,

12:50

no earnings.

12:51

Like, you got to be kidding me. Oh, and you’re in the UK, which is locked down, by the way. So you know, that told me there’s just an exit strategy there. And it’s not a legitimate go to market. So I think there’s, for some companies, there’s always the right thing, but spax for most companies, and particularly if you’re an investor, you need to be really wary that there’s an alignment of interest here. And it’s not just a money transaction, which most banks have turned out to be.

Natasha Mascarenhas 13:17

Yeah, I guess it’s kind of answered my next question. But I did want to ask, I guess, you guys to rank on a scale of one to 10? how true it is. And I guess how fair it is that a lot of spacs reputation, at least in the past year has been it’s this hard way to go public as a company that otherwise couldn’t have God starting with you tell me on your colleagues and other stocks that you’re around? How true and fair, do you think that that statement and perception is,

13:40

I would probably be misleading folks, if I were to say that there aren’t probably companies that would otherwise not be appropriate to go public. Now they’re going public. Yes, back. I just want to go back to just two key points that I mentioned. For us. First, it was does this business make sense as a public company? And I think as we talked about, our customer demand and the full suite of products that we want to deliver to our customers? The answer was yes. Then the question became Okay, to the extent that this back thing is an opportunity, who is the partner that we want to work with long term and has shared vision and alignment with our long term plan for our customers. And to the extent that we found that spec sponsor, which we definitely found with tissue inspire, the only thing to focus on at that point was, we are taking our company public, full stop. There are lots of distractions with the deal in terms and warrants. But our team has been laser focused on preparing ourselves to operate as a public company, which, as Steve knows, is all encompassing. And we have not allowed a lot of that news to make us think there’s something else going on other than latches, preparing to become a public company.

Alex Wilhelm 14:58

Do I want to go back some of us about just being the kind of money transaction and some of these facts and to not be too rude, respectful, we have Garth on on the show. But I mean, there’s kind of two things going on here. One, there’s a lot of greed that is powering some of these rapidfire debuts, and I’ll just, I’ll call him out in the electric vehicle space in the autonomous driving space. Some of those offerings have me kind of freaked out, frankly, for regular folks. On the other hand, greed, in a positive sense, to some degree has been pushing lots of private capital into many startups, allowing them to stay private longer. So we’re almost seeing greed, keep some companies private, and we’re seeing greed, get some companies public. And I’m kind of curious where I’m not gonna go greed is good on you. But I’m curious where the current monetary and fiscal environment that we live in with there’s so much cash kind of bouncing around, where they kind of nets out in terms of getting more companies public, and maybe will spax actually boost in a positive way, the number of total public firms?

15:51

That’s a good question, it really is looking back to latch is a great example where this the workout and be really well done, like I gave you there’s examples that you shouldn’t even be touching those at the end of the day, you go public, and you make that call, that’s a question of whether the management team merging with this back company is really committed to that. And when I grew up, there’s a penny sheets. I mean, we all forgot about that, because we’re changing trading and hundreds dollar shares and $1,000 stock price, but they’re still Penny sheets out there that you could do trades on, then there’s companies up along in that although the 100 million dollar diner in New Jersey, or wherever it doesn’t actually qualify for that kind of and, you know, scams exists all the time in all different industries at all points. So one just has to be buyer beware, because it happens that way. But you know, I still go back to your right, Alex, there’s money chasing money. And I think when money is chasing money, you don’t want to be the last guy holding the money, you want to be the chased. You just have to be aware, but I’ll go, let’s go back to the beginning. It’s not helping middle class individual investors necessarily become part of their wealth creation. I take gars point about his grandma and mom’s 401k. It was interesting one where he actually went up to Ontario, Canada, talked to a duster there. And he said, Look, I’m a portfolio manager, because my mother, my sister, and my grandmother, our school teachers, this fund, the investment I make is for them. And I think people have to get back to worrying about other individuals, no matter what it is, rather than just the money aggregation that they’re getting. Now I can make a lot of money. But if I don’t do anything with it, and I sit on it, and I don’t share it with people, what’s the point? And I think here, our business at yaks, the winery, we worry more about the family members and others than we do the employee because it’s them that’s most impacted by the dumb decisions that we might make run in this business, or take it out or get the stock price down. So I think there’s just the money’s great, but it has to be real. And it has to benefit the community, the workers, the employees in Yes, the investor. So you know, if you look at it, there’s a broadening here where you look at constituencies, and who’s impacted. It’s not just the investor anymore. There’s a wide range. It’s the environment, if you’re flying airplanes around all the time, it’s whatever. So I think looking at more of this constituency and seeing who’s impacted and making sure your business is doing the best they can that benefited all the constituencies.

Alex Wilhelm 18:22

just want to be clear that me Alex, the individual thinks that the latch spec deal is perfectly reasonable and makes sense. I know we’re I know, we’re using him as the spec.

18:32

Yeah, I just want to sign because we’re not, we’re not here to.

18:36

Like we all know, there are certain things for certain opportunities and you make them work. Yeah, so not everything is bad and evil all the time. But there is bad and evil and everything. And we’ve all been through tech, and you know, my wife curses, his tech stuff. Half of it is great. The other half is always used for evil. And we see that every day. And you just got to find out where you want to sit on that line.

18:59

Alex is one at one important what just here here is that I am not at sort of the world spokesperson for Spanx necessarily. I am however a burgeoning spokesperson for companies doing the things for themselves that you need to do to operate as a public company. Yes, I think there is a lot of value in doing it and we’re seeing it every day as a company and whether that’s a direct list listing or sort of regular way IPO spec to the extent that you are focused on preparing yourself to operate as a public company is probably a good thing for your business.

19:35

Yep exactly no matter what size right guard because you started relatively small and most but it takes a while takes time. And you know as Alex is described the last time we talked even my family’s private business has an outside Board of Directors has governance has finally it’s with the Food and Drug in this all this crap. So at the end of the day to run a business takes all the same stuff, whether you’re pirate, private or public to make it successful and be efficient as Garth described.

Natasha Mascarenhas 20:02

And Garth, you mentioned earlier that you knew from kind of the get go that you guys wanted to one day be a public company, which I think is really key to remember too is that it wasn’t a last minute. Oh, sparks are hot. Let’s jump into that boat. But that said, I guess I’m curious what you think about, is there something that is changing the game and will actually make people go public right now beyond the market being crazy like, or are we all screaming into a wall right

20:27

now, this is something that I would spend more time thinking about my former life. But I think there is a lot of money in the market, and how that money sort of exposes itself in many different sort of investment vehicles. It can happen as a private investor and an accredited investor in a private equity fund. It can happen like my mom’s 401k, investing in pipes for large asset manager, I think to the extent that the money is moving toward more liquid public investments, it will incentivize companies to go public. And I hope that the experience that folks have preparing themselves to go public, like latches had a really positive one that’s taken a lot of work, but has matured the business in a lot of ways. attracts quality companies you do, maybe not necessarily justice back, but prepare themselves to operate as a public company like we have. So maybe this is the beginning of the reversal, Natasha,

Alex Wilhelm 21:23

I mean, let’s hope so. We’re gonna squeeze in one more question. And this is actually for both of you guys prepping for this, I was just, you know, thinking about companies, in my view, that could easily be of public scale already, and are still staying private, kind of, in this long term corporate adolescence, that has been so enjoyable and popular in the last, you know, 510 years and one company is databricks. I think it’s like a $425 million year run raid, worth 28 billion, just raise a billion dollars. And frankly, I know the CEO, a little bit alkazi, and great guy. And he said something, though, when I pressed him on this, that actually made me sit back and think so I just want to get your take on this. And let me know kind of your perspective. He said that, like, Look, we’re staying private, because we’re doing some stuff right now on pricing that might cannibalize ourselves or cannibalize our own revenue. And you know, these are things are going to set us up for long term growth. And that might be hard to do in public. And so he’s kind of saying, look, we’re really stirring the pot right now as business. And then we’ll go public. And I’m curious, Steve, starting with you. Is that just a CEOs excuse to kind of go racing drivers excuse? Or is that a legitimate reason to, to hold off on going public? Well, if

22:24

you want to have a long term company, in a way, you’re always stirring the pot, you’re always cannibalizing yourself, because if you don’t cannibalize yourself and move forward, somebody else will, then you won’t be around. So yeah, I mean, I think that’s an interesting rationalization. But the fact of the matter is, all the companies I’ve been with have had to reinvent themselves time and time again, through their growth curves. And if you want to be around 4050 years like Microsoft and Oracle and Salesforce will be you better reinvent yourself when you’re gone or acquired. And so I get it, but you better learn how to do that when the kimono is open, and people are watching and how to explain that what your what your longer term goal is here. So you know, I love data, bricks, they’re doing great stuff, great technology. But the fact of the matter is, if the day they’re going public, they’re telling me they quit stirring the pot, probably not a good long term investment.

Alex Wilhelm 23:16

I love that. Garth, briefly from you. Same question.

23:20

He Yeah, I think the only difference really is communication. I know that it’s extremely challenging to make really big moves for your business, but to Steve’s point, I anticipate lash will continue to evolve as an as a public company, and that is sort of our responsibilities management of the company. But the investor relations responsibilities are completely different, much more nuanced and require a little bit more of a longer term strategic view on how to make these changes and how to communicate them externally. To the extent that you can do that, I think you should be fine. And I think it’s probably worth investing in those Investor Relations capabilities earlier. Fair enough.

Alex Wilhelm 23:59

Steve Garth, Natasha, thank you for putting up with my questions today and dig into this with me and absolute pleasure and before for some reason, our zoom cuts us all off. Thank you for your time and equity of course is back on Friday morning.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document relates to a proposed transaction between Latch and TSIA. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, TSIA filed a registration statement on Form S-4 with the SEC on March 10, 2021, which included a proxy statement of TSIA and a prospectus of TSIA. TSIA also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of TSIA are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by TSIA through the website maintained by the SEC at www.sec.gov In addition, the documents filed by TSIA may be obtained free of charge from TSIA’s website at www.TSIAcorp.com or by written request to TSIA at TS Innovation Acquisitions Corp., 45 Rockefeller Plaza, 7th Floor, New York, NY 10111.

PARTICIPANTS IN SOLICITATION

TSIA and Latch and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TSIA’s stockholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS LEGEND

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Latch, Inc. (“Latch”) and TS Innovation Acquisitions Corp. (“TSIA”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Latch and the markets in which it operates, and Latch’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction, including the contemporaneous private placement of equity securities (the “PIPE investment”), may not be completed in a timely manner or at all, which may adversely affect the price of TSIA’s securities, (ii) the risk that the transaction may not be completed by TSIA’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TSIA, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the stockholders of TSIA and Latch, the satisfaction of the minimum trust account amount following redemptions by TSIA’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger or the termination of any PIPE investor’s subscription agreement, (vi) the effect of the announcement or pendency of the transaction on Latch’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Latch or diverts management’s attention from Latch’s ongoing business operations and potential difficulties in Latch employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Latch, TSIA or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction and PIPE investment, (x) the ability to maintain the listing of TSIA’s securities on the Nasdaq Capital Market (“Nasdaq”), (xi) the price of TSIA’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Latch plans to operate, variations in performance across competitors, changes in laws and regulations affecting Latch’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the amount of redemption requests made by TSIA’s public stockholders, (xiv) the ability of TSIA to issue equity or equity-linked securities in connection with the transaction or in the future, (xv) possible variances between the unaudited historical financial information Latch presents and its audited financial statements, when they become available and (xvi) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of TSIA’s Registration Statement on Form S-1, the registration statement on Form S-4 and proxy statement/prospectus described below and other documents filed by TSIA from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Latch and TSIA assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Latch nor TSIA gives any assurance that either Latch or TSIA will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by Latch or TSIA or any other person that the events or circumstances described in such statement are material.